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                              January 4, 2024

       Edward Schlesinger
       Chief Financial Officer
       Corning Incorporated
       One Riverfront Plaza
       Corning, NY 14831

                                                        Re: Corning
Incorporated
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Period Ended September 30, 2023
                                                            File No. 001-03247

       Dear Edward Schlesinger:

              We have reviewed your December 19, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Period Ended September 30, 2023

       Goodwill , page 27

   1. We note your response from prior comment 1 from our letter dated November 17, 2023 and from your 10-K
disclosures that you perform a detailed quantitative impairment test every three years and
that the last test performed was in 2020. Please tell us the date of your annual assessment
completed in 2023 and tell us the percentage by which your
                                                        estimated fair value
exceeded its carrying value for each reporting unit and the specific key assumptions used in
the the fair value determination.
 Edward Schlesinger
Corning Incorporated
January 4, 2024
Page 2

       Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameEdward Schlesinger                     Sincerely,
Comapany NameCorning Incorporated
                                                         Division of
Corporation Finance
January 4, 2024 Page 2                                   Office of
Manufacturing
FirstName LastName